02058003

1-3006

RECD S.E.C.

SEP 18 2002

1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

P.E.
9/2/02

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September [2], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 17 September 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or otherjurisdiction
of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. Ramon Cojuangco Building, Makati Avenue, Makati City — 1200
Address of principal office — Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a copy of PLDT Management's presentation material entitled Philippine Equity Roadshow. The presentation material can also be downloaded at www.pldt.com.ph/investor_relations.html.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 17 September 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary

PLDT

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY



Management Presentation

Philippine Equity Roadshow

September 16, 2002

1

2 Presentation Outline

3 Corporate Overview

4 Key Investment Considerations

5 Dominant Market Shares

6 Broadening and Growing Revenue Base

7 Extensive Integrated Network

8

9 Strong Historical Financial Performance

10 Local Exchange – Stable and Increasing Base

11 Long Distance – Changing Market Dynamics

12 Data and Network Services – Key Growth Driver

13 Cash Opex and Capex Containment Continues

14 PLDT's Liability Management Program

15
Fund-Raising Initiatives Completed

16 PLDT's Debt Maturity Profile (4Q 2002-2005)

17

18 Smart – Maintaining Market Leadership

19 Stabilizing ARPUs and
Reducing Subscriber Acquisition Costs

20 Wireless Data – Growing Revenue Source

21 Growing Revenues and EBITDA

22 Smart – Efficient Capital Spending

23 4. Information and Communications Technology

24 ePLDT: Enhancing competitive strengths

25 ePLDT: Building Operations

26 Conclusion

27 PLDT Roadmap to Increasing Returns

28 Management Targets and Priorities
(2002 to 2006)

29 Key Investment Considerations

30 Appendix: First Half 2002 Financial Results

31 Earnings Highlights

32 Operating Expenses

33 Cash Flow Highlights

34 Balance Sheet Highlights

35 Smart – Financial Highlights

36 Smart – Balance Sheet Highlights

Corporate Overview

- Founded in 1928
- The dominant integrated telecom service provider in the Philippines
- Market leader in fixed line and cellular businesses with over 9 million combined subscribers
- Operates the most extensive cellular, fiber optic backbone and fixed line, cable and satellite networks
- Publicly listed on the Philippine Stock Exchange and with ADRs listed on the NYSE (PHI) and Pacific Exchange
  - Subject to both Philippine and U. S. SEC regulations, including the new Sarbanes-Oxley Act


NTT Communications
Public
FIRST PACIFIC COMPANY LIMITED
15.0%
53.4%
31.5%
PLDT
100%
45%
67%
100%
SMART
PILTEL
MABUHAY Philippines Satellite Corporation
ePLDT

Key Investment Considerations

Incumbent Nationwide Operator	■ Incumbent operator, providing telecom services since 1928 ■ Only nationwide operator in the Philippines
Dominant Market Shares	■ # 1 in fixed line with over 2.2 million subscribers and 68% market share ■ # 1 in wireless with approximately 7.2 million subscribers and 57% market share
Successful Diversification Strategy	■ Major player in all sectors of the telecommunications industry ■ Significant expansion of wireless, local exchange and data services reduce dependence on NLD and ILD revenues
Extensive Integrated Network	■ Significant investments already completed ■ 5,400 km nationwide digital fibre optic and microwave backbone ■ Synergies with the fixed line nationwide infrastructure enabled rapid and cost-efficient deployment of the GSM network
Strong Recurring Cash Flows	■ Stable cash flows, backed by strong EBITDA margin and rationalized capital expenditure plans ■ Further improvement of margins at PLDT-Parent level due to cost containment initiatives ■ Increasing profitability at Smart due to continued subscriber growth, stabilizing ARPUs and reduced subscriber acquisition costs
Improving Balance Sheet Profile	■ Completion of liability management exercise removes near-term refinancing risks ■ Cash flows generated from operations to be used to reduce overall indebtedness

Dominant Market Shares

- #1 in fixed line with over 2.2 million subscribers and 68% market share
- #1 in wireless with approximately 7.2 million subscribers and 57% market share

Fixed

As of 30 June 2002


Globe/Islacom*
7%
Others*
5%
Digitel*
13 %
Bayantel*
7%
PLDT Group
68%

Size of market* = 3.2 million subscribers
PLDT Group = 2.2 million subscribers
Penetration Rate* = 4%

Wireless

As of 30 June 2002


Extelcom*
1%
Globe/Islacom*
40 %
SMART
43%
Piltel
14%

Size of market* = 12.7 million subscribers
PLDT Group = 7.2 million subscribers
Penetration Rate* = 15%

* Company estimates

Broadening and Growing Revenue Base


PHP billions
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
1996-2002 CAGR 18%
28.7
35.7
47.1
46.4
62.9
73.6
76.6
15.4%
54.1%
2.5%
16.5%
50.8%
17.5%
35.4%
4.3%
21.6%
32.0%
4.7%
16.8%
21.0%
6.5%
11.4%
15.6%
6.7%
10.1%
13.4%
1996
1997
1998
1999
2000
2001
LTM 1H02
Data
Information Communications Technology
Wireless
National LD
International LD
Local Exchange

% Growth	24%	32%	(1%)	36%	17%	4%

Extensive Integrated Network

- PLDT's fixed line network and infrastructure is the most advanced and extensive in the Philippines
- Operational synergies have led to rapid and cost effective GSM network expansion of Smart through sharing of transmission facilities and co-location of switches and base stations

Nationwide Fiber Optic Network



N
W
E
S
Legend
Toll Center
Relay/F.O. Station
Smart Cellsites
Digital Radio Link
Fiber Optic Cable Link
Submarine Cable Link

Strong Historical Financial Performance

- Sustained growth during period of substantial regulatory and competitive change
- PLDT-Parent EBITDA margins have predominantly remained above 55% in spite of challenging market conditions

Parent Revenues



Billion Pesos
50
40
30
20
10
0
28.7
35.6
42.7
41.7
44.3
46.1
44.8
1996
1997
1998
1999
2000
2001
LTM 1H02

% Growth	13%	24%	20%	(2%)	6%	4%	(3%)

Parent EBITDA



Billion Pesos
30
25
20
15
10
5
0
16.0
20.8
21.0
23.7
26.8
27.0
26.6
1996
1997
1998
1999
2000
2001
LTM 1H02

% Margin	56%	58%	49%	57%	61%	59%	60%

Local Exchange – Stable and Increasing Base

- Contributed 48% of fixed line revenues in the twelve month period ending June 30, 2002, principally from monthly recurring charges
- Subscribers and revenues have grown at an average rate per annum of 6% and 18%, respectively, since 1996
- Monthly charges are automatically adjusted upwards and downwards depending on foreign exchange movements
- Prepaid fixed line service allows greater access to a broader market segment and maximizes utilization of fixed line network
- Ratio of lines in service per PLDT employee improved from 84 in 1996 to 165 as of June 30, 2002

PLDT Group Local Exchange Revenues and Lines in Service


PHP billions
Million lines
30
25
20
15
10
5
0
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
1.52
1.75
1.79
1.95
2.00
2.10
2.13
8.0
10.5
17.0
16.2
19.0
21.8
21.6
1996
1997
1998
1999
2000
2001
LTM 1H 2002
Revenues
Fixed Lines in Service

Data and Network Services – Key Growth Driver

- Data and other network services contributed 11% of fixed line revenues for the twelve month period ended June 30, 2002
- Growth was driven by higher demand for basic leased line services and packet based services such as frame relay, IP-VPN, ATM and DSL by corporate clients
- Domestic data services for corporate clients and consumer data products expected to drive revenue growth as PLDT leverages off its extensive network coverage
- PLDT's DSL and Vibe internet service now has approximately 8,000 and 50,000 subscribers



Data Services Revenues
PHP billions
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1996-LTM 1H02 CAGR 53%
0.4
0.9
1.4
2.0
3.0
4.8
5.2
1996
1997
1998
1999
2000
2001
LTM 1H 2002

Cash Opex and Capex Containment Continues

- Cash expenses have been declining Q-on-Q since 1Q 2001 with further cost savings to be realized as PLDT implements additional cost containment initiatives
- Capital expenditures are expected to continue to decline as PLDT caps its spending on the circuit switched network while expanding data services principally through installation of equipment at the edge of the DFON network
- PLDT's capital expenditure budget for FY2002 is P8.5 billion, of which P2.5 billion has been spent in the first half of 2002

Cash Operating Expenses



Billion Pesos
6
5
4
3
2
1
5.1
4.6
4.3
4.0
3.7
4.0
3.9
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

Capital Expenditures



Billion Pesos
25.0
20.0
15.0
10.0
5.0
0.0
80%
70%
60%
50%
40%
30%
20%
10%
0%
20.2
23.7
21.4
15.9
11.5
9.7
8.5
6.0
71%
1996
1997
1998
1999
2000
2001
2002 Est.
Capex
Capex Est.
Capex as % of Revenues

PLDT's Liability Management Program

The liability management program revolves around two fundamental objectives:

- **Phase 1** - Improve balance between PLDT's projected cashflows and debt service requirements
  - Raise funds to extend existing maturities
  - Limit overall cost of refinancing

- **Phase 2** - Generate cash flow from operations to cover 50% of the debt service requirements from 2002 – 2004 to reduce overall indebtedness and achieve a Debt to EBITDA ratio of less than 4.0x by 2004
  - Grow fixed line revenues by expanding data services and local exchange while stabilizing long distance revenues
  - Contain cash operating expenses
  - Reduce capital expenditures
  - Improve working capital management
  - Cap investments in subsidiaries

Fund-Raising Initiatives Completed

Refinancing Facilities

✓ ***US$149 million KfW facility (January 2002)***

- Refinances debt maturities owed to KfW from 2002 to 2004
- Amounts disbursed from 2002 to 2004 and will be repaid in 8 semi-annual installments beginning April 2007 to October 2010
- As of July 31, 2002, approximately US$32.9 million has been drawn against the KfW facility

✓ **US$100 million 10.625% Notes due 2007 and US$250 million 11.375% Notes due 2012 (May 2002)**

- Proceeds were used to repurchase US$62.3 million and US$116.9 million of PLDT's existing 2003 and 2004 notes, respectively and to prepay other short- to medium-term debt of PLDT

✓ **US$145 million Multicurrency Term Loan (September 2002)**

- Refinance approximately 55% of principal amounts under two existing bank loans due in 2003
- Approximately 36% of the outstanding amounts under the two bank loans have been prepaid
- Facility to be disbursed in 2003 and will be repaid in 6 semi-annual installments beginning June 2004

Other Fund-Raising Initiatives

✓ **JPY9.76 billion (approx. US$83.4 million) JBIC Overseas Investment Loan (July 2002)**

- Loan agreement signed on July 26, 2002 and drawdown made on July 31, 2002
- To be repaid in 7 semi-annual installments beginning March 2005 to March 2008

✓ **US$8.8 million facility from Export Development Canada (May 2002)**

- Finances in part the equipment provided by Nortel for the expansion of PLDT's DFON

PLDT's Debt Maturity Profile (4Q 2002-2005)

PLDT – Debt Maturity Profile



US$ millions
600
500
400
300
200
100
0
572.1
404.9
369.6
22.7
282.9
238.9
41.6
4Q 02
2003
2004
2005
Proforma
Original Maturity (as of 12/31/01)

Impact	$(333.2)	$(122.0)	$46.9

**Adjusted to reflect US$350 million Notes issue, corresponding tender and prepayments, drawdowns from US$149 million KfW facilty and US$145 Multicurrency Term Loan Facility*

- Completion of phase one of the liability management exercise improved the debt maturity profile of the Company for period 2002 to 2004
- Debt maturities between 2002 to 2004 have been reduced to levels aligned with PLDT's expected cashflows
- The average life of PLDT's debt portfolio PLDT's increased to 5.25 years from 4.5 years while the average cost of debt increased by approximately 40 bps to approximately 8.1%
- Phase two of the liability management exercise focuses on reducing PLDT's overall indebtedness by approximately US$650 million through increased cash flows from operations and dividends from Smart

Smart – Maintaining Market Leadership

- Smart and Piltel had a combined subscriber base of 7.2 million at the end of June 2002 representing a 57% share of total cellular market and a 56% share of the GSM market
- Smart, on a stand-alone basis, is the market leader with 43% share of total cellular and GSM subscribers
- 98% of Smart's 5.3 million GSM subscribers are prepaid
- Smart added 659,240 GSM subscribers or an average of 110,000 net adds per month in the first six months of 2002 compared to an average of 200,000 in the first six months of 2001

GSM Market Share


Subscribers In Millions
14
12
10
8
6
4
2
0
Smart and Piltel take GSM market leadership
Piltel launches GSM Talk 'N Text in April 2000
Smart starts GSM service in April 1999
Globe starts service in 1995
71K
90K
168K
298K
1.3M
71%
5.3M
60%
10.6M
13%
43%
12.3M
13%
44%
PLDT Group (56%)
1995
1996
1997
1998
1999
2000
2001
1H02
Globe Smart Piltel

Smart and Piltel Subscriber Growth


Subscribers In Millions
8
7
6
5
4
3
2
1
(1)
4.2
0.7
3.2
5.0
1.0
3.7
5.6
1.3
4.1
6.4
1.5
4.7
7.0
1.7
5.0
7.2
1.7
5.2
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Smart Prepaid Smart Postpaid Piltel

Stabilizing ARPUs and Reducing Subscriber Acquisition Costs

- Usage ARPU's for prepaid have remained very stable over the past six quarters in spite of signs of anticipated slow down in subscriber take-up
- In August 2002, Smart reduced commissions paid to dealers which is expected to result in lower subscriber acquisition costs moving forward

Smart Prepaid and Postpaid ARPU


PHP
2,500
2,000
1,500
1,000
500
0
1,500
1,000
500
0
1,826
1,771
1,788
1,853
2,043
2,068
567
567
592
589
575
579
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
GSM postpaid
GSM Prepaid Usage ARPU

Smart SAC and Net Income


PHP in millions
Sub Cost (PHP)
1,500
1,000
500
0
(500)
(1,000)
(1,500)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Net Income (Loss)
Sub Acq Cost

Wireless Data – Growing Revenue Source

- Smart's total wireless data revenues increased by 88% to P6.3 billion in the first half of 2002 from P3.3 billion the previous year
- In the first half of 2002, Smart handled 7.7 billion outbound messages, an increase of 41% from the 5.4 billion messages handled last year
- Basic SMS remains the largest contributor to wireless data revenues representing 81% in the first half of 2002
- Successful introduction of *Smart zed* and *Smart Money* on SMS platform in December 2000 has enhanced the range and variety of wireless data services

GSM Revenue Breakdown – 1H 2002


Others*
11%
Smart zed
2%
Non-zed VAS
6%
Voice
49%
Basic SMS
32%

Data : P6.3 billion or 39% of GSM Revenues

GSM Revenue Breakdown – 1H 2001


Others*
9%
Smart zed
2%
Non-zed VAS
4%
Basic SMS
26%
Voice
59%

Data : P3.3 billion or 31% of GSM Revenues

*refers to other revenues such as TNT revenue share accrued from Piltel and Smart Money

Growing Revenues and EBITDA

- Smart's revenue and EBITDA growth are principally attributable to continued subscriber growth, stabilizing ARPUs and reduced subscriber acquisition costs
- Smart is in a position to begin paying dividends equivalent to 40% of its net income in 2001 by fourth quarter 2002

Smart Revenues and EBITDA


PHP billions
30
25
20
15
10
5
0
2.0
0.9
4.4
1.8
7.4
3.7
9.3
4.7
14.2
4.3
24.6
11.3
30.1
14.3
1996
1997
1998
1999
2000
2001
LTM1H02
Revenues
EBITDA
Margin % 44% 42% 50% 51% 30% 46% 48%

Smart Net Income


PHP billions
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
0.4
0.5
0.3
-0.4
3.9
4.5
1997
1998
1999
2000
2001
LTM 1H 2002

Smart – Efficient Capital Spending

- Smart's capital expenditures expected to come down from its peak level in 2001 since it has already built sufficient capacity to provide quality service to its subscribers
- Smart's capital expenditures budget for FY2002 has been adjusted downward to P9 billion; capital expenditure as of first half 2002 was at P4.2 billion
- Smart's incremental capital expenditures per subscriber is below US$100

Smart Network Utilization



Million
10
9
8
7
6
5
4
3
2
1
0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
81%
77%
81%
74%
80%
74%
4.3
5.7
6.3
8.0
8.3
9.3
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Subscribers
Unsubscribed Capacity
Utilization

Smart Capital Expenditures



PHP billions
20
18
15
13
10
8
5
3
0
120%
100%
80%
60%
40%
20%
0%
54%
103%
4.2
14.7
19.0
9.0
1999
2000
2001
2002 Est.
Capex
Capex Est.
Capex as a % of Revenues

4. Information and Communications Technology

ePLDT: Enhancing competitive strengths

Information Communications Technology Revenues



Million Pesos
350
300
250
200
150
100
50
0
76
134
118
141
118
284
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- Growth in ePLDT's revenues expected to be driven by its call center businesses, Infocom and Vitro Internet Data Center
- Parlance and Vocativ, ePLDT's major call center businesses, began commercial operations in March and April 2002
- Infocom and Vitro Internet Data Center contributed 47% and 46% of the total ICT revenues in the first half of 2002, respectively
- Collaboration of ePLDT and the Corporate Business Group of PLDT in developing new products and services enhances the competitive strength of the PLDT group

ePLDT: Building Operations


vocativ


PARLANCE SYSTEMS INC.

- Parlance and Vocativ call centers began commercial operations in March and April 2002, respectively
- Both call centers are now serving US-based customers and provides customer billing and programming support to the subscribers of its clientele
- Vocativ is already utilizing 230 workstations while Parlance is operating at full capacity utilizing 522 workstations

PLDT



Conclusion

PLDT Roadmap to Increasing Returns

- Acquired Smart
- Obtained strategic shareholder - NTT
- Diversified revenue sources
- Restructured Piltel
- Result: #1 market position in fixed and wireless

- Revenues up 26% CAGR '99 to '01
- EBITDA up 12% CAGR '99 to '01 with margin holding at above 55% - near best in class
- Cash operating expenses have been declining since 4th quarter 2000
- Capital expenditures for both fixed and wireless to continue declining
- Smart in a position to begin paying cash dividends
- Result: Success of management strategy and execution

- Complete phase 1 of the liability management program to term out debt maturities for the period 2002 to 2004
- Increase cash flow available to reduce debt by approximately 25% over the period 2002 to 2004
- Reduced interest expense coupled with improvements in operating performance expected to increase net income
- Result: Debt reduction and corresponding net income growth will increase value

Management Targets and Priorities (2002 to 2006)

PLDT-Fixed Line

- Grow fixed line revenues by approximately 3-5% per year
- Reduce and maintain cash operating expenses at approximately P16.0 billion per year
- Focus capital expenditures on projects to support data services and bring down level of capital expenditures to approximately 12-15% of fixed line revenues
- Generate cash flows available for debt reduction, inclusive of dividends received from Smart, to achieve a Debt to Equity ratio of below 1.0x and a Debt to EBITDA ratio of below 4.0x by YE2004

Smart

- Continue to grow GSM subscribers while maintaining ARPUs and reducing subscriber acquisition costs
- Maintain the average capital spending for each incremental subscriber at below US$100
- Begin to pay dividends equivalent to 40% of 2001 net income by 4Q2002 and increase the dividend payout ratio from 2003 onwards

PLDT Group

- Explore value maximization options for Smart such as listing and/or spinning off Smart
- Restore payment of dividends to common shareholders upon achieving deleveraging targets

Key Investment Considerations

Incumbent Nationwide Operator	■ Incumbent operator, providing telecom services since 1928 ■ Only nationwide operator in the Philippines
Dominant Market Shares	■ # 1 in fixed line with over 2.2 million subscribers and 68% market share ■ # 1 in wireless with approximately 7.2 million subscribers and 57% market share
Successful Diversification Strategy	■ Major player in all sectors of the telecommunications industry ■ Significant expansion of wireless, local exchange and data services reduce dependence on NLD and ILD revenues
Extensive Integrated Network	■ Significant investments already completed ■ 5,400 km nationwide digital fibre optic and microwave backbone ■ Synergies with the fixed line nationwide infrastructure enabled rapid and cost-efficient deployment of the GSM network
Strong Recurring Cash Flows	■ Stable cash flows, backed by strong EBITDA margin and rationalized capital expenditure plans ■ Further improvement of margins at PLDT-Parent level due to cost containment initiatives ■ Increasing profitability at Smart due to continued subscriber growth, stabilizing ARPUs and reduced subscriber acquisition costs
Improving Balance Sheet Profile	■ Completion of liability management exercise removes near-term refinancing risks ■ Cash flows generated from operations to be used to reduce overall indebtedness

Appendix: First Half 2002 Financial Results

Earnings Highlights

(In million pesos)

	PLDT Consolidated			PLDT Non-Consolidated		
	1H02	1H01	% Change	1H02	1H01	% Change
Revenues	39,727	36,725	8	22,521	23,795	(5)
Expenses	29,394	28,935	2	15,727	16,445	(4)
Operating income	10,333	7,790	33	6,794	7,350	(8)
Other expenses	6,594	7,095	(7)	4,983	4,797	4
Income before tax	3,739	695	438	1,811	2,553	(29)
Provision for tax	986	1,044	(6)	528	653	(19)
Income before minority	2,753	(349)	(888)	1,283	1,900	(32)
Minority interest (loss)	(2)	(1,723)	(100)	-	-	-
Net income	2,755	1,374	101	1,283	1,900	(32)
EBITDA[(a)]	22,523	19,880	13	13,167	14,342	(8)

Operating Expenses

(In million pesos)

	PLDT Consolidated			PLDT Non-Consolidated		
	1H02	1H01	% Change	1H02	1H01	% Change
Cash						
Compensation	5,104	4,541	12	3,603	3,648	(1)
Maintenance	2,346	2,262	4	1,575	1,604	(2)
Selling and promotions	4,683	4,670	0	593	911	(35)
Rent	1,209	1,110	9	792	914	(13)
Others	2,883	3,266	(12)	1,299	1,734	(25)
	16,225	15,849	2	7,863	8,811	(11)
Non-Cash						
Depreciation	11,575	11,406	1	6,460	6,246	3
Provision for D/A	1,594	1,680	(5)	1,404	1,388	1
	13,169	13,086	1	7,864	7,634	3
Total Operating expenses	29,394	28,935	2	15,727	16,445	(4)

Cash Flow Highlights

(In million pesos)

	PLDT Consolidated			PLDT Non-Consolidated		
	1H02	1H01	% Change	1H02	1H01	% Change
Net income before tax	3,741	2,417	55	3,282	2,027	62
Add (Deduct:)						
Non-cash charges	20,956	18,387	14	11,952	13,554	(12)
Changes in working capital	(6,147)	(5,456)	13	(6,242)	(2,933)	113
Net cash from operations	18,550	15,347	21	8,993	12,649	(29)
Less: Capital expenditures	7,442	11,603	(36)	2,505	3,269	(23)
Free cash flow	11,107	3,745	197	6,488	9,379	(31)
Investments	(195)	(515)	(62)	(186)	(3,660)	(95)
	10,913	3,229	238	6,302	5,720	10
Net financing - Equity	(489)	(940)	(48)	(489)	(940)	(48)
- Debt	2,705	1,103	145	4,122	(4,891)	(184)
Interest paid - net	(6,189)	(6,873)	(10)	(4,853)	(4,792)	1
Net cash from financing activities	(3,973)	(6,710)	(41)	(1,221)	(10,623)	(89)
Change in cash	6,940	(3,481)	(299)	5,082	(4,904)	(204)
Cash balance, beginning	4,123	9,674	(57)	2,336	7,781	(70)
Cash balance, end	11,063	6,194	79	7,418	2,877	158

Balance Sheet Highlights

(In million pesos)

	PLDT Consolidated		PLDT Non-Consolidated	
	Jun-02	Dec-01	Jun-02	Dec-01
Total Assets	304,902	307,622	266,276	264,513
Short-term Debt	4,025	6,462	954	1,962
Long-term Debt	174,189	168,879	144,005	141,515
Total Debt	178,214	175,341	144,959	143,477
Net Debt	167,151	171,218	137,541	141,141
Equity	90,842	88,628	90,842	88,628
Debt/Equity	1.96x	1.98x	1.60x	1.62x
Net Debt/Equity	1.84x	1.93x	1.51x	1.59x
Net Debt/EBITDA[(a)]	4.01x	4.39x	5.32x	5.22x
EBITDA/Interest expense, net	3.12x	2.67x	2.35x	2.50x

Smart – Financial Highlights

	1H02	1H01	% Change
Earnings Highlights			
Operating revenues	16,277	10,609	53
Operating expenses	12,804	8,305	54
Net operating income	3,473	2,304	51
Other expenses, net	672	180	274
Income before tax	2,801	2,124	32
Provision for tax	422	355	19
Income before minority	2,380	1,769	35
Minority interest (loss)	-	5	(100)
Net income	2,380	1,774	34
EBITDA[a]	8,221	5,240	57
EBITDA Margin	50.5%	49.4%	
Cash Flow Highlights			
Cash from operations	8,131	2,919	179
Capital expenditures	(4,164)	(7,073)	(41)
Net financing	(2,660)	5,492	(148)
Cash balance, end	2,509	2,154	17

Smart – Balance Sheet Highlights

	Jun-02	Dec-01
Total Assets	63,537	63,483
Short-term debt	3,061	4,500
Long-term debt	24,512	21,702
Total Debt	27,573	26,202
Net Debt	25,064	24,932
Equity	30,183	27,803
Debt/Equity	0.91x	0.94x
Net Debt/Equity	0.83x	0.90x
Net Debt/EBITDA[a]	1.75x	2.20x

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: September 18, 2002